

WEALTH MANAGEMENT

Comerica Securities, Inc., member FINRA/SIPC

Statement of Financial Condition

Comerica Securities, Inc.
Year Ended December 31, 2016
With Report of
Independent Registered Public Accounting Firm

Comerica Securities, Inc.

Statement of Financial Condition

Year Ended December 31, 2016

Contents



Ernst & Young LLP
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ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Comerica Securities, Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 1, 2017

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	61,522,738
Cash segregated for the benefit of customers		1,208,142
Trading securities owned, at fair value		284,928
Clearing deposit held at clearing organization		1,000,000
Receivables from brokers, dealers and clearing organizations		2,029,672
Receivable from affiliates		713,628
Premises, equipment and software, net of accumulated depreciation of $4,666,895		1,111,231
Deferred tax asset		1,836,970
Other assets		287,844
Total assets	$	69,995,153

Liabilities and shareholder's equity

Liabilities:

Payables to affiliates	$	3,216,088
Registered representatives compensation payable		962,618
Payables to customers		86,774
Accrued expenses and other liabilities		520,173
Deferred revenue		4,609,241
Total liabilities		9,394,894

Shareholder's equity:

Common stock - $1 par value:		
50,000 shares authorized, issued and outstanding		50,000
Additional paid-in capital		47,175,440
Retained earnings		13,374,819
Total shareholder's equity		60,600,259
Total liabilities and shareholder's equity	$	69,995,153

See accompanying notes.

1. Organization

Comerica Securities, Inc. (the Company) is a broker/dealer, a federally Registered Investment Advisor, and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides services to retail and institutional clients. The Company may participate in firm commitment underwritings as a syndicate member. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated (the Corporation).

2. Significant Accounting Policies

The following summarizes the significant accounting policies of the Company applied in the preparation of the accompanying statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in commercial bank accounts and money market investments with maturity of three months or less when purchased to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

Cash Segregated for the Benefit of Customers

Cash is segregated in an unaffiliated special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the U.S. Securities and Exchange Commission (SEC).

2. Significant Accounting Policies (continued)

Trading Securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of certificates of deposit at December 31, 2016.

Clearing Deposit Held at Clearing Organization

Cash is held in a deposit account at the Company's clearing organization pursuant to a clearing agreement.

Premises, Equipment and Software

Premises, equipment, and software are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are generally three years to eight years for equipment and software. Leasehold improvements are generally amortized over the terms of their respective leases, or 10 years, whichever is shorter. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. The Company had $850,395 of unamortized capitalized software as of December 31, 2016.

Deferred Revenue

Deferred revenue represents incentives received in connection with various long-term service contracts and is amortized on a straight-line basis over the terms of the contracts.

Revenue Recognition

Revenues and expenses related to customer securities transactions are recorded on the settlement date. Commissions generally relate to customer orders to buy or sell securities and may be solicited or unsolicited. Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Interest and dividend revenues earned from securities owned are accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

Revenue from underwriting participations includes management, underwriting and selling concession fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. Revenues are recorded at the time the underwriting is complete and the revenue is reasonably determinable.

Investment advisory fees are recognized as revenue as services are performed based upon the terms of the advisory agreements, as a stated percentage of net assets under management.

Income Taxes

The Company is included in a consolidated federal income tax return with the Corporation. The Company computes income tax expense and settles with the Corporation on the same basis as if the Company had filed a separate federal income tax return.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

Pending Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," (ASU 2014-09), which is intended to improve and converge the financial reporting requirements for revenue contracts with customers. Previous GAAP comprised broad revenue recognition concepts along with numerous industry-specific requirements. The new guidance establishes a five-step model which entities must follow to recognize revenue and removes inconsistencies and weaknesses in existing guidance. The guidance under ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2017, and must be retrospectively applied. The Company expects to adopt ASU 2014-09 in the first quarter 2018 using the modified retrospective approach, which includes presenting the cumulative effect of initial application along with supplementary disclosures. The Company is currently evaluating the impact of adopting ASU 2014-09.

2. Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," (ASU 2016-02), to increase the transparency and comparability of lease recognition and disclosure. The update requires lessees to recognize lease contracts with a term greater than one year on the balance sheet, while recognizing expenses on the income statement in a manner similar to current guidance. ASU 2016-02 is effective for the Company on January 1, 2019 and must be applied using the modified retrospective approach. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2016-02.

3. Fair Value Measurements

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Trading securities and money market investments are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2016.

Financial instruments are categorized into a three-level hierarchy, based on the markets in which the instruments are traded and the objectivity of the assumptions used to determine fair value. The valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, mutual fund shares, and negotiable certificates of deposit. Money market investments held in listed money market funds and reported in cash and cash equivalents on the statement of financial condition are included in Level 1.

- Level 2 – Valuation is based upon quoted prices for similar securities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. This category includes state and municipal securities, corporate debt securities and residential mortgage-backed securities.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

Comerica Securities, Inc.

Notes to Statement of Financial Condition (continued)

December 31, 2016

3. Fair Value Measurements (continued)

All financial assets were recorded at fair value on a recurring basis at December 31, 2016. The following table presents the recorded amount of assets measured at fair value on a recurring basis at December 31, 2016:

	Level 1	Level 2	Total
Money market investments (a)	$50,614,054	$ -	$50,614,054
Trading securities:			
State and municipal securities		60,000	60,000
Certificates of deposit	224,928		224,928
Total trading securities	224,928	60,000	284,928
Total assets at fair value	$50,838,982	$60,000	$50,898,982

(a) Included in cash and cash equivalents on the statement of financial condition.

There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 1, Level 2, or Level 3 fair value measurements during the year ended December 31, 2016.

4. Related-Party Transactions

In the normal course of business, the Company engages in transactions with related parties, primarily Comerica Bank and the Corporation. Included in expenses are fees paid to related parties for property rental, operating, accounting, and administrative services.

Comerica Asset Management, an indirect subsidiary of Comerica Bank, provides investment management services to customers of the Company, which are billed to the Company through Comerica Bank. Comerica Insurance, an indirect subsidiary of Comerica Bank, receives commission payments on behalf of the Company, which are settled monthly. Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in payables to affiliates at December 31, 2016 are amounts due to Comerica Bank of $3,216,088. Receivables from affiliates totaled $713,628 at December 31, 2016 and included current tax receivable and other receivables due from Comerica Bank.

Comerica Securities, Inc.

Notes to Statement of Financial Condition (continued)

December 31, 2016

4. Related-Party Transactions (continued)

The Company has a $50 million secured line of credit with Comerica Bank. Interest is charged on the short-term borrowings under the line at a variable rate based on the federal funds rate. There were no short-term borrowings outstanding at December 31, 2016.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase securities from underwriters and sell such securities to customers. These commitments may have settlement terms up to 45 days. These transactions are not reflected in the Company's statement of financial condition. They are conducted on a "when, as, and if-issued" basis and, as such, there is no obligation to the seller or the buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and, to the extent open purchase commitments exceed sales commitments, market risk exists related to any price movement between the time of purchase and the sale date. At December 31, 2016, there were approximately $6,936,000 of outstanding commitments to purchase securities and $6,936,000 of outstanding commitments to sell securities.

6. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2016, net capital was $53,596,530, and required net capital was $313,224. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.09 to 1.

7. Income Taxes

The principal components of the deferred tax asset of $1,836,970 at December 31, 2016 were deferred revenue, depreciation and employee benefits. The difference between reported income tax expense and the amount of income tax expense that would result from applying the statutory tax rate of 35% was related to tax exempt interest and nondeductible expenses.

7. Income Taxes (continued)

The Company is included in a consolidated federal income tax return with the Corporation. The following tax years for significant tax jurisdictions of the Corporation remain subject to examination as of December 31, 2016:

Jurisdiction	Tax Years
Federal	2013-2015
California	2004-2015

Based on current knowledge and probability assessment of various potential outcomes, the Company believes that current tax reserves are adequate, and the amount of any potential incremental liability arising is not expected to have a material adverse effect on the Company's financial condition or results of operations.

8. Employee Benefit Plans

In October 2016, the Corporation modified the non-contributory defined benefit pension plan (the pension plan) to freeze final average pay benefits as of December 31, 2016, other than for participants who were age 60 or older as of December 31, 2016, and added a cash balance plan provision effective January 1, 2017. Active pension plan participants 60 years or older as of December 31, 2016 receive the greater of the final average pay formula or the frozen final average pay benefit as of December 31, 2016 plus the cash balance benefit earned after January 1, 2017. Participants in the retirement account plan as of December 31, 2016 are eligible to participate in the cash balance pension plan effective January 1, 2017. Benefits earned under the cash balance pension formula, in the form of an account balance, include contribution credits based on eligible pay earned each month, age and years of service and monthly interest credits based on the 30-year Treasury rate.

The Company was also allocated expense related to a retirement account plan maintained by the Corporation. Under the retirement account plan, the Corporation made an annual discretionary allocation to the individual account of each participant ranging from 3% to 8% of annual compensation (up to the current IRS compensation limit), determined based on combined age and years of service. Participants in the retirement account plan as of December 31, 2016 are eligible to participate in the cash balance pension plan effective January 1, 2017. Allocations for the retirement account plan will cease for periods beginning after December 31, 2016. The Company is also allocated expense related to a 401(k) plan maintained by the Corporation for various groups of its employees. Under the 401(k) plan, the Corporation makes matching contributions of 100% of the first 4% of qualified earnings contributed by a participant, up to the current IRS compensation limit.

9. Share-Based Compensation

The Company is allocated expense related to share-based compensation plans and deferred compensation plans maintained by the Corporation. Under the share-based compensation plans, stock options, restricted stock units and restricted stock may be awarded to executive officers and key personnel. Certain employees are eligible to defer income in non-qualified deferred compensation plans.

10. Commitments and Contingencies

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company is subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. In view of the inherent uncertainty of such matters, the Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition.

For matters where a loss is not probable, the Company has not established legal reserves. Based on current knowledge, expectation of future earnings, and after consultation with legal counsel, the Company believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Company's financial condition. Depending on future developments, it is possible that the ultimate resolution of these matters may be material to the Company's financial condition.

As a participant in underwriting syndicates, the Company may become contingently liable for its prorated portion of any trading loss assumed by the syndicate due to the syndicate's remarketing obligations arising with respect to an offering. At December 31, 2016, no contingent liability existed relating to underwriting transactions.